Exhibit 1

Cyren Announces $6.3 Million Convertible Note Offering

McLEAN, Va. – March 16, 2017 – Cyren Ltd.(NASDAQ: CYRN), an internet Security as a Service provider, today announced that it has entered into subscription agreements with certain investors for the purchase of $6.3 million aggregate principal amount of convertible notes in a private placement.

The notes will be unsecured, unsubordinated obligations of Cyren and carry a 5.0% interest rate, payable semi-annually in 50% cash and 50% cash or ordinary shares at Cyren’s election. The notes will have a 2.5 year term and mature in September 2019, unless converted in accordance with their terms prior to maturity. The notes have a conversion price of $2.50 per share and are convertible into 400 ordinary shares per $1,000 principal amount of notes. The conversion price shall be subject to adjustment should future equity issuances be priced at less than $2.10 per share.

The initial conversion price represents a 25% premium to the $2.00 per share closing price of Cyren’s ordinary shares on the NASDAQ Capital Market on March 15, 2017.

Cyren expects to use the proceeds of the offering for general corporate purposes. The notes are subject to customary closing conditions and approvals, and the sale is expected to close by March 23, 2017.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities (including any shares of Cyren ordinary shares, if any, into which the notes are convertible) and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The notes and the ordinary shares, if any, issuable upon conversion of the notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.